UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.00005 per share

(Title of Class of Securities)

G3610R109 (Ordinary Shares)

34415V109 (American Depositary Shares)

(CUSIP Number)

Jason Nanchun Jiang

28-30/F Zhao Feng World Trade Building

369 Jiang Su Road, Shanghai 200060, China

People’s Republic of China

+(86) 21-2216-4088

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34415V109

1.	NAME OF REPORTING PERSON: Jason Nanchun Jiang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, BK, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER 128,824,200 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 128,824,200 (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,824,200 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.43% (3)
14.	TYPE OF REPORTING PERSON IN

(1)

Includes 118,892,525 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media Investment Holding Limited (“JJ Media”) in the form of ADSs; 2,483,905 Ordinary Shares and vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales International Limited (“Target Sales”); vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management Group Limited (“Target Management’). Target Sales is 100% owned by JJ Media. Each of JJ Media, Target Management is 100% owned by Jason Nanchun Jiang (“Mr. Jiang”, together with JJ Media, Target Sales and Target Management, the “Reporting Persons”).

(2)

Mr. Jiang is a party to a Voting Agreement (as defined herein), dated December 19, 2012, which agreement contains, among other things, certain voting agreements and limitations on the sale of Ordinary Shares owned by the Reporting Persons (as defined herein) and Fosun International Limited (“Fosun”). As a result, Mr. Jiang may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun and the Reporting Persons. Ordinary Shares listed as beneficially owned by Mr. Jiang exclude shares held by Fosun, in each case as to which Mr. Jiang disclaims beneficial ownership.

(3)

Percentage calculated based on 663,037,486 Ordinary Shares outstanding, including 655,589,716 Ordinary Shares outstanding as of December 19, 2012 (as provided by the Company), vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales, vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management.

CUSIP No. 34415V109

1.	NAME OF REPORTING PERSON: JJ Media Investment Holding Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, BK, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 118,892,525 (1)
	8.	SHARED VOTING POWER 6,065,005 (2)(3)
	9.	SOLE DISPOSITIVE POWER 118,892,525 (1)
	10.	SHARED DISPOSITIVE POWER 6,065,005 (2)(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,957,530 (4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.85% (5)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes 118,892,525 Ordinary Shares held in the name of Citi (Nominees) Limited and beneficially owned by JJ Media in the form of ADSs.
(2)

Includes 2,483,905 Ordinary Shares and vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales. Target Sales is 100% owned by JJ Media.

(3)

JJ Media is a party to a Voting Agreement (as defined herein), dated December 19, 2012, which agreement contains, among other things, certain voting agreements and limitations on the sale of Ordinary Shares owned by the Reporting Persons and Fosun. As a result, JJ Media may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun and the Reporting Persons. Ordinary Shares listed as beneficially owned by JJ Media exclude shares held by Fosun, in each case as to which JJ Media disclaims beneficial ownership.

(4)	Includes collectively, the Ordinary Shares described in footnotes (1) and (2).
(5)

Percentage calculated based on 663,037,486 Ordinary Shares outstanding, including 655,589,716 Ordinary Shares outstanding as of December 19, 2012 (as provided by the Company), vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales, vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management.

CUSIP No. 34415V109

1.	NAME OF REPORTING PERSON: Target Sales International Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, BK, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,065,005 (1)
	8.	SHARED VOTING POWER 0 (2)
	9.	SOLE DISPOSITIVE POWER 6,065,005 (1)
	10.	SHARED DISPOSITIVE POWER 0 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,065,005 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.91% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	Includes 2,483,905 Ordinary Shares and vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales.
(2)

Target Sales is a party to a Voting Agreement (as defined herein), dated December 19, 2012, which agreement contains, among other things, certain voting agreements and limitations on the sale of Ordinary Shares owned by the Reporting Persons and Fosun. As a result, Target Sales may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun and the Reporting Persons. Ordinary Shares listed as beneficially owned by Target Sales exclude shares held by Fosun, in each case as to which Target Sales disclaims beneficial ownership.

(3)

Percentage calculated based on 663,037,486 Ordinary Shares outstanding, including 655,589,716 Ordinary Shares outstanding as of December 19, 2012 (as provided by the Company), vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales, vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management.

CUSIP No. 34415V109

1.	NAME OF REPORTING PERSON: Target Management Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, BK, WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,866,670 (1)
	8.	SHARED VOTING POWER 0 (2)
	9.	SOLE DISPOSITIVE POWER 3,866,670 (1)
	10.	SHARED DISPOSITIVE POWER 0 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,866,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.58% (3)
14.	TYPE OF REPORTING PERSON CO

(1)

Includes vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management.

(2)

Target Management is a party to a Voting Agreement (as defined herein), dated December 19, 2012, which agreement contains, among other things, certain voting agreements and limitations on the sale of Ordinary Shares owned by the Reporting Persons and Fosun. As a result, Target Management may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of Fosun and the Reporting Persons. Ordinary Shares listed as beneficially owned by Target Management exclude shares held by Fosun, in each case as to which Target Sales disclaims beneficial ownership.

(3)

Percentage calculated based on 663,037,486 Ordinary Shares outstanding, including 655,589,716 Ordinary Shares outstanding as of December 19, 2012 (as provided by the Company), vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof held by Target Sales, vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof held by Target Management.

This amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is filed jointly by Jason Nanchun Jiang (“Mr. Jiang”), JJ Media Investment Holding Limited (“JJ Media”), Target Sales International Limited (“Target Sales”) and Target Management Group Limited (“Target Management”, and together with Mr. Jiang, JJ Media, and Target Sales, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of December 20, 2012, a copy of which is attached hereto as Exhibit 7.28.

This Amendment No. 7 amends and supplements the statement on Schedule 13D filed jointly with the Securities and Exchange Commission on February 5, 2010 (the “Schedule 13D”) by Mr. Jiang and JJ Media with respect to ordinary shares, par value $0.00005 per share (the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (the “ADSs”), of Focus Media Holding Limited (the “Company” or the “Issuer”), as previously amended and supplemented by amendments to the Schedule 13D filed on September 10, 2010, June 29, 2011, October 4, 2011, November 25, 2011, April 18, 2012 and August 14, 2012.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Target Management is a British Virgin Islands company whose business is making financial investments. The address of its principal office is 28/F Zhao Feng World Trade Building, 369 Jiang Su Road, Shanghai 200060, People’s Republic of China. Mr. Jiang is the sole member and sole director of Target Management.

To the best knowledge of the Reporting Persons, neither of the Reporting Persons has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Pursuant to an Agreement and Plan of Merger, dated as of December 19, 2012 (the “Merger Agreement”), by and among (i) Giovanna Parent Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (ii) Giovanna Acquisition Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.29, and is incorporated herein by reference in its entirety.

The Reporting Persons, Top Notch Investments Holding Ltd, a British Virgin Islands company (“Top Notch”, together with The Reporting Persons, the “Chairman Parties”), together with Carlyle Asia Partners III, L.P., FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., FountainVest China Growth Capital-A Fund II, L.P., CITIC Capital China Partners II, L.P., CITIC Capital MB Investment Limited, CITIC Capital (Tianjin) Equity Investment Limited Partnership, China Everbright Finance Limited (each a “Sponsor,” and collectively the “Sponsors,” together with the Reporting Persons and Fosun, the “Consortium”) and Fosun anticipate that approximately $4,052 million will be expended in acquiring 461,486,011 outstanding Ordinary Shares owned by public shareholders of the Company (the “Publicly Held Shares”). This amount includes (a) the estimated funds required by the Consortium to (i) purchase the Publicly Held Shares, and (ii) pay for the outstanding options and restricted share units to purchase the Ordinary Shares, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares (excluding any tax liabilities).

The financing for the Merger and other transactions contemplated by the Merger Agreement will be obtained by the Consortium pursuant to a debt commitment letter, dated as of December 19, 2012 (the “Debt Commitment Letter”), by and among Parent, Merger Sub, Giovanna Group Holdings Limited (“Holdco”), a Cayman Islands company and the sole shareholder of Parent, Bank of America, N.A., China Development Bank Corporation Hong Kong Branch, China Minsheng Banking Corp., Ltd Hong Kong Branch, Citibank, N.A., Citigroup Global Markets Asia Limited, Credit Suisse AG, Singapore Branch, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, ICBC International Capital Limited, ICBC International Holdings Limited, UBS AG Hong Kong Branch and UBS AG, Singapore Branch (collectively, the “Lenders”), and equity commitment letters, dated as of December 19, 2012 (the “Equity Commitment Letters”), by and among the Sponsors and Holdco. Under the terms and subject to the conditions of the Debt Commitment Letter, the Lenders will arrange and/or provide and/or underwrite (themselves or through their affiliates) of $1,525 million in the aggregate of debt financing to Merger Sub to consummate the Merger. Under the terms and subject to the conditions of the Equity Commitment Letters, the Sponsors will provide equity financing of an approximate amount of $1,181 million to Holdco to consummate the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letters. Copies of the Debt Commitment Letter and the Equity Commitment Letters are filed as Exhibit 7.30 through Exhibit 7.36, and are incorporated herein by reference in their entirety.

Concurrently with the execution of the Merger Agreement, the Chairman Parties entered into a rollover agreement (the “Chairman Rollover Agreement”) with Parent and Holdco, pursuant to which the Reporting Persons agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 129,122,265 Ordinary Shares in exchange for 309,074 ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Chairman Rollover Agreement, a copy of which is filed as Exhibit 7.37 and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Fosun International Limited (“Fosun”) entered into a rollover agreement (the “Fosun Rollover Agreement”) with Parent and Holdco, pursuant to which Fosun agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 14,545,455 ADSs, representing 72,727,275 Ordinary Shares in exchange for 174,084 ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Fosun Rollover Agreement, a copy of which is filed as Exhibit 7.38 and is incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 19, 2012, the Company announced in a press release that it had entered into the Merger Agreement. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation. Under the terms of the Merger Agreement, each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger, other than (a) Ordinary Shares held by the Reporting Persons and Fosun, (b) Ordinary Shares held by shareholders who shall have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger, and (c) Ordinary Shares owned by the Company or its subsidiaries and Ordinary Shares reserved (but not yet allocated) by the Company for settlement upon exercise of any share incentive awards issued under the Company’s employee share incentive plans (collectively the “Excluded Shares”), will be converted into the right to receive $5.50 per share in cash without interest and net of applicable withholding taxes, and each ADS issued and outstanding immediately prior to the effective time of the Merger (other than ADSs representing the Excluded Shares) will represent the right to surrender the ADS in exchange for $27.50 in cash without interest and net of applicable withholding taxes and depositary fees. The Merger is subject to the approval of the Company’s shareholders and various other closing conditions.

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, the Ordinary Shares will no longer be traded on the NASDAQ Global Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the members of the Consortium. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Chairman Parties, Fosun and certain members of the Company’s senior management team (each a “Voting Shareholder,” and collectively the “Voting Shareholders”), who collectively own approximately 36% of the outstanding Ordinary Shares, entered into a voting agreement (the “Voting Agreement”) with Parent, pursuant to which each of the Voting Shareholders has agreed (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause their Ordinary Shares to be counted as present thereat for the purpose of establishing a quorum, (ii) to vote or cause to be voted at such meeting all their Ordinary Shares in favor of the adoption of the Merger Agreement and approval of the Merger and (iii) to vote or cause to be voted at such meeting all their Ordinary Shares against the approval of any alternative transaction proposal or any other action contemplated any an alternative transaction proposal. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 7.39, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Parent, Holdco, the Chairman Parties, Giovanna Investment Holdings Limited, Gio2 Holdings Ltd, Power Star Holdings Limited, and State Success Limited entered into an indemnification agreement (“Indemnification Agreement”) pursuant to which each of the Reporting Persons, on a joint and several basis, agrees to indemnify and hold harmless Parent, at any time, and from time to time, from and against any and all losses incurred or sustained by any of Parent, the Company (including the Company as surviving entity after the Merger), any of the Company’s subsidiaries, or any of their affiliates and respective successors and assigns, in connection with the indemnification events as defined in the Indemnification Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Indemnification Agreement, a copy of which is filed as Exhibit 7.40, and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference.

Other than as described in Item 3 and Item 4 above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

(a) – (b)	With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

As of the date hereof, Target Sales directly holds 2,483,905 Ordinary Shares and vested options to purchase 716,220 ADSs, representing 3,581,100 Ordinary Shares, exercisable within 60 days of the date hereof, collectively accounting for approximately 0.91% of the total outstanding Ordinary Shares. Target Sales has sole voting and dispositive control over such Ordinary Shares and vested options.

JJ Media is the beneficial owner of, and has sole voting and dispositive control over 118,892,525 Ordinary Shares held in the name of Citi (Nominees) Limited in the form of ADSs, representing approximately 17.94% of the outstanding Ordinary Shares. As the sole shareholder of Target Sales, JJ Media also shares voting and dispositive control over the Ordinary Shares beneficially owned by Target Sales. Thus, as of the date hereof, JJ Media beneficially owns 124,957,530 Ordinary Shares, representing approximately 18.85% of the total outstanding Ordinary Shares.

As of the date hereof, Target Management directly holds vested options to purchase 100,000 ADSs, representing 500,000 Ordinary Shares and restricted share units to obtain 673,334 ADSs, representing 3,366,670 Ordinary Shares exercisable within 60 days of the date hereof, collectively accounting for approximately 0.58% of the total outstanding Ordinary Shares. Target Management has sole voting and dispositive control over such vested options and restricted share units.

As the sole shareholder of JJ Media, Mr. Jiang shares voting and dispositive control over the Ordinary Shares beneficially owned by JJ Media and Target Management. Thus, as of the date hereof, Mr. Jiang beneficially owns 128,824,200 Ordinary Shares, representing approximately 19.43% of the total outstanding Ordinary Shares.

(c)	During the 60 days preceding the filing of this Schedule 13D, none of the Reporting Persons has effected any transactions in the Ordinary Shares.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 19, 2012, Parent, Merger Sub and the Company entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement: (i) Parent, Merger Sub, Holdco, and the Lenders entered into the Debt Commitment Letter; (ii) the Sponsors and Holdco entered into the Equity Commitment Letters; (iii) the Chairman Parties, Parent and Holdco entered into the Chairman Rollover Agreement; (iv) the Voting Shareholders and Parent entered into the Voting Agreement, and (v) Parent, Holdco, the Chairman Parties, Giovanna Investment Holdings Limited, Gio2 Holdings Ltd, Power Star Holdings Limited and State Success Limited entered into an Indemnification Agreement.

The descriptions in Item 3 and Item 4 of this Statement of the agreements listed in this Item 6 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.29 through 7.40 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.28	Joint Filing Agreement by and among the Reporting Persons, dated December 20, 2012.

Exhibit 7.29	Agreement and Plan of Merger by and among Parent, Merger Sub and the Company, dated December 19, 2012.

Exhibit 7.30	Debt Commitment Letter by and among Parent, Merger Sub, Holdco, and the Lenders as defined in the Debt Commitment Letter dated December 19, 2012.

Exhibit 7.31	Equity Commitment Letter by Carlyle Asia Partners III, L.P. in favor of Holdco, dated December 19, 2012.

Exhibit 7.32	Equity Commitment Letter by FountainVest China Growth Fund, L.P., FountainVest China Growth Capital Fund, L.P., FountainVest China Growth Capital-A Fund, L.P., FountainVest China Growth Fund II, L.P., FountainVest China Growth Capital Fund II, L.P., and FountainVest China Growth Capital-A Fund II, L.P. in favor of Holdco, dated December 19, 2012.

Exhibit 7.33	Equity Commitment Letter by China Everbright Finance Limited in favor of Holdco, dated December 19, 2012.

Exhibit 7.34	Equity Commitment Letter by CITIC Capital China Partners II, L.P. in favor of Holdco, dated December 19, 2012.

Exhibit 7.35	Equity Commitment Letter by CITIC Capital MB Investment Limited in favor of Holdco, dated December 19, 2012.

Exhibit 7.36	Equity Commitment Letter by CITIC Capital (Tianjin) Equity Investment Limited Partnership in favor of Holdco, dated December 19, 2012.

Exhibit 7.37	Chairman Rollover Agreement by and among the Chairman Parties, Parent and Holdco, dated December 19, 2012.

Exhibit 7.38	Fosun Rollover Agreement by and among Fosun, Parent and Holdco, dated December 19, 2012.

Exhibit 7.39	Voting Agreement by and among the Voting Shareholders and Parent, dated December 19, 2012.

Exhibit 7.40	Indemnification Agreement by and among Parent, Holdco, the Chairman Parties, Giovanna Investment Holdings Limited, Gio2 Holdings Ltd, Power Star Holdings Limited and State Success Limited, dated December 19, 2012.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012

Jason Nanchun Jiang

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang

JJ Media Investment Holding Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director

Target Sales International Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director

Target Management Group Limited

By:	/s/ Jason Nanchun Jiang
Name:	Jason Nanchun Jiang
Title:	Director